UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40141

Live Oak Mobility Acquisition Corp.

(Exact name of registrant as specified in its charter)

40 S. Main Street, #2550

Memphis, Tennessee 38103

(901) 685-2865

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant

Class A common stock, par value $0.0001 per share

Warrants, each exercisable for one share of Class A common stock for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant: 0 holders

Class A common stock, par value $0.0001 per share: 0 holders

Warrants, each exercisable for one share of Class A common stock for $11.50 per share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 Live Oak Mobility Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LIVE OAK MOBILITY ACQUISITION CORP.

Date: March 30, 2023	By:	/s/ Gary K. Wunderlich, Jr.
Name: Gary K. Wunderlich, Jr. Title: President and Chief Financial Officer